# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Instinct Bio Technical Company Holdings Inc., CIK 0002072188
CUSIP: G4860C107
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 3rd Floor West Side Gotanda bldg, 6-2-7 Nishi Gotanda, Shinagawa-ku,, Tokyo, Japan (M0), 1410031
Date of event which requires filing of this statement: 07/23/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001170705

## Reporting persons
- Chardan Capital Markets LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,615,385; sole dispositive power 0; shared dispositive power 1,615,385; aggregate amount beneficially owned 1,615,385 (5.6% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G (this ''Schedule 13G''), such percentage is based on 28,794,472 ordinary shares, par value $0.00001 per share, of the issuer (the "Ordinary Shares") outstanding as of July 23, 2026, as reported in the Issuer's Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2026 (the "Form 20-F"). Beneficial ownership consists of 1,615,385 Ordinary Shares held directly by Chardan Capital Markets LLC.
- Jonas Grossman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,615,385; sole dispositive power 0; shared dispositive power 1,615,385; aggregate amount beneficially owned 1,615,385 (5.6% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such percentage is based on 28,794,472 Ordinary Shares outstanding as of July 23, 2026, as reported in the Form 20-F. Beneficial ownership consists of 1,615,385 Ordinary Shares held by Chardan Capital Markets LLC.
- Steven Urbach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,615,385; sole dispositive power 0; shared dispositive power 1,615,385; aggregate amount beneficially owned 1,615,385 (5.6% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such percentage is based on 28,794,472 Ordinary Shares outstanding as of July 23, 2026, as reported in the Form 20-F. Beneficial ownership consists of 1,615,385 Ordinary Shares held by Chardan Capital Markets LLC.

## Item 1. Issuer
Name of issuer: Instinct Bio Technical Company Holdings Inc.
Address of issuer's principal executive offices: 3rd Floor West Side Gotanda bldg. 6-2-7 Nishi Gotanda, Shinagawa-ku, Tokyo 1410031, Japan

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Chardan Capital Markets LLC, a New York limited liability company ("CCM"); (ii) Mr. Steven Urbach ("Mr. Urbach"), a citizen of the United States of America, a manager of CCM; and (iii) Mr. Jonas Grossman ("Mr. Grossman"), a citizen of the United States of America, a manager of CCM.
Address of principal business office or, if none, residence: The principal business address of Mr. Grossman is 1 East Putman Avenue, 4th Floor, Greenwich, CT 06830. The principal business address of each of CCM and Mr. Urbach is One Pennsylvania Plaza, Suite 4800, New York, NY 10119.
Citizenship: CCM is a limited liability company organized under the laws of the State of New York. Mr. Urbach is a citizen of the United States of America. Mr. Grossman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages disclosed on such cover pages are based on 28,794,472 Ordinary Shares outstanding as of July 23, 2026, as reported in the Form 20-F. As of the date of this Schedule 13G, CCM holds 1,615,385 Ordinary Shares (the "Shares"). CCM has the power to dispose of and the power to vote the Shares, which power may be exercised by each of Messrs. Grossman and Urbach, as its managers. Each of Messrs. Grossman and Urbach, as managers of CCM, has shared power to vote and/or dispose of the Shares held by CCM. Neither Messrs. Grossman nor Urbach directly holds the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of Messrs. Grossman and Urbach may be deemed to beneficially own the Shares.
Percent of class:
(A) CCM: 5.6%
(B) Mr. Grossman: 5.6%
(C) Mr. Urbach: 5.6%
Sole power to vote or to direct the vote:
(A) CCM: 0.00
(B) Mr. Grossman: 0.00
(C) Mr. Urbach: 0.00
Shared power to vote or to direct the vote:
(A) CCM: 1,615,385.00
(B) Mr. Grossman: 1,615,385.00
(C) Mr. Urbach: 1,615,385.00
Sole power to dispose or to direct the disposition:
(A) CCM: 0.00
(B) Mr. Grossman: 0.00
(C) Mr. Urbach: 0.00
Shared power to dispose or to direct the disposition:
(A) CCM: 1,615,385.00
(B) Mr. Grossman: 1,615,385.00
(C) Mr. Urbach: 1,615,385.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Chardan Capital Markets LLC: /s/ Steven Urbach, Steven Urbach, Manager (11/10/2026)
- Jonas Grossman: /s/ Jonas Grossman, Jonas Grossman (11/10/2026)
- Steven Urbach: /s/ Steven Urbach, Steven Urbach (11/10/2026)